Dechert Price & Rhoads
                               1500 K Street, N.W.
                           Washington, D.C. 20005-1208
                            Telephone: (202) 626-3300
                               Fax: (202) 626-3334

                                February 21, 1997


Templeton Developing Markets Trust
700 Central Avenue
St. Petersburg, Florida  33701

Dear Sir or Madam:

         As counsel for Templeton Developing Markets Trust (the "Trust") during the fiscal year ended December 31, 1996, we are familiar with the registration of the Trust under the Investment Company Act of 1940 (File No. 811-6378) and the registration statement relating to its shares of beneficial interest (the "Shares") under the Securities Act of 1933 (File No. 33-42163)(the "Registration Statement"). We also have examined such other Trust records, agreements, documents and instruments as we deemed appropriate.

         Based upon the foregoing, it is our opinion with respect to the 100,071,037 Shares the registration of which is being made definite by the Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940 ("Notice") being filed by the Trust for its fiscal year ended December 31, 1996, assuming such Shares were sold at the public offering price and delivered by the Trust against receipt of the net asset value of the Shares in compliance with the terms of the Registration Statement and the requirements of applicable law, that such Shares were, when sold, duly and validly authorized, legally and validly issued, and fully paid, and non-assessable by the Trust.

         We consent to the filing of this opinion in connection with the Notice for the fiscal year ended December 31, 1996 pursuant to Rule 24f-2 under the Investment Company Act of 1940 to be filed on behalf of the Trust with the Securities and Exchange Commission.

                                   Very truly yours,

                                   /s/ DECHERT PRICE & RHOADS